Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

Eni

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

07022268

SEC MAIL PROCESSING
RECEIVED
APR 04 2007
WASH, D.C. 185 SECTION

Rif./Prot. SEGR/
San Donato M.se, April 2 , 2007

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 16th February 2007
- Saipem Press Release dated 21st February 2007
- Saipem Press Release dated 28th March 2007

SUPPL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

PROCESSED
APR 11 2007
THOMSON FINANCIAL

Saipem S.p.A.
Chief Financial Officer
(Alessandro Bernini)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of February 2007, March 2007

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes X No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem

Eni

Saipem awarded three new contracts worth in excess of 1 billion euro

San Donato Milanese, 16 February 2007 – Saipem has been awarded three new contracts, both in the offshore and onshore business units, worth in excess of 1 billion euro.

Onshore

Saipem, through its subsidiary Snamprogetti, has been awarded two new onshore contracts in Saudi Arabia and Tunisia.

Saudi Arabian company Saudi Aramco awarded Saipem the EPC contract for the expansion of the Qurayyah Sea Water Plant (QSWP) facilities, within the Khurais field, located about 250km southwest of Dhahran. The contract, which began on a reimbursable basis in the second quarter of 2006, has now converted into a Lump Sum Turnkey contract. The scope of work covers engineering and procurement services, material supply and the construction of nine new seawater treatment modules to increase the plant's capacity by 4.5 million barrels per day. The work is expected to be completed by the fourth quarter of 2008.

In Tunisia, SCOGAT awarded Saipem the contract for the expansion of the existing Trans-Tunisian gas pipeline, which forms part of the Algeria-Italy gas transport system. Saipem will carry out the engineering, procurement, construction and commissioning of two new gas compression stations and the upgrading of the existing compression facilities to increase the total gas transport capacity by 6.5 billion cubic meters per year. The project is expected to be completed in the second quarter of 2008.

Offshore

Saipem has been awarded the EPIC contract for the installation of a marine pipeline system, as part of the MEDGAZ transportation system, to facilitate the transportation of natural gas from Algeria to Spain across the Mediterranean Sea.

The contract has been awarded by MEDGAZ, an international consortium of five companies (SONATRACH 36%, CEPSA 20%, IBERDROLA 20%, ENDESA 12% and GAZ DE FRANCE 12%).

Saipem will be responsible for the engineering, procurement, construction and pre-commissioning of a 24 inch nominal diameter, 208 kilometre long offshore pipeline between Beni Saf, Algeria and Almería, in the Spanish coast. The proposed pipeline, whose pipes will be supplied by the client, will be laid at a maximum water depth of 2,160 meters, and will have an initial capacity of 8 billion cubic meters per year. The majority of marine activities will be carried out by the Saipem 7000, and partly by Castoro Sei during 2008.

Saipem (43% owned by Eni) is a leader in the provision of engineering, procurement, project management and construction services for the oil & gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong expertise in operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

A Joint Stock Company with Registered Office
In San Donato Milanese, Italy
Full paid-up Share Capital
Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157
Switchboard +39-0252001
Fax +39-0252054295
www.saipem.eni.it

Saipem: Board approves preliminary consolidated results 2006
RECORD REVENUES AND INCOME
Proposed dividend: + 52.6%

- **Net profit for the fourth quarter of 2006, inclusive of the effects of the acquisition of Snamprogetti (25 million euro), amounted to 118 million euro, a 40.5% increase compared to the fourth quarter 2005.**
- **Net profit for 2006, inclusive of the effects of the acquisition of Snamprogetti (47 million euro), amounted to 384 million euro, a 50.6% increase compared to the previous year.**
- **New contracts won in 2006 amounted to 10,962 million euro and the backlog at 31st December 2006 stood at a record 13,090 million euro.**
- **Investments in 2006 amounted to 605 million euro.**
- **Dividend per share: 0.29 euro per ordinary share (0.19 in 2006); 0.32 euro per savings shares (0.22 in 2006).**

San Donato Milanese, 21st February 2007. Today, the Board of Directors of Saipem S.p.A. reviewed the Saipem Group preliminary consolidated results at 31st December 2006 (not yet submitted to the Company Statutory Auditors and Independent Auditors), which have been prepared in compliance with the new International Financial Reporting Standards (IFRS). The 2006 results include the effects of the consolidation of Snamprogetti from 1 April 2006, the date of Saipem's acquisition of control.

The Board of Directors will propose to the Annual Shareholder's Meeting, set to convene on 28th (and not on 27th as previously stated) and 30th April, first and second summons respectively, the distribution of a dividend of 0.29 euro per ordinary share(*) (0.19 in 2006) and 0.32 euro per savings share (*) (0.22 in 2006). Dividends will be paid from 24th May 2007 (ex-dividend date: 21st May 2007).
The payout, in line with that of previous years, represents approximately one third of consolidated net income.

(*) *Following the fiscal reform effective from 1 January 2004, dividends do not benefit from any tax credit and, depending on the recipient, are taxed at source or are partially added to the taxable income.*

(million euro)

Q4 2005	Q3 2006	Q4 2006	Q4 2006 vs Q4 2005		2005	2006	2006 vs 2005
				Including Snamprogetti			
n.a.	2,163	2,259	n.a.	Revenues	n.a.	7,517	n.a.
n.a.	162	193	n.a.	Operating profit	n.a.	599	n.a.
n.a.	104	118	n.a.	Net profit	n.a.	384	n.a.
n.a.	164	184	n.a.	Cash flow (net profit plus depreciation)	n.a.	614	n.a.
n.a.	185	189	n.a.	Investments	n.a.	605	n.a.
n.a.	2,635	2,545	n.a.	New contracts	n.a.	10,962	n.a.
				Excluding Snamprogetti			
1,328	1,388	1,466	10.4	Revenues	4,528	5,228	15.5
122	137	148	22.1	Operating profit	365	504	38.1
84	92	93	10.7	Net profit	255	337	32.2
137	148	155	13.1	Cash flow (net profit plus depreciation)	454	552	21.6
120	179	181	50.8	Investments	355	587	65.4
1,413	1,732	2,119	50.0	New contracts	4,735	7,808	64.9

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the fourth quarter of 2006 amounted to 189 million euro and consisted of the following: maintenance and upgrading of the existing asset base (101 million euro); investments in vessels and equipment for specific projects, mainly the Khurais project and operations in Latin America (29 million euro); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (1 million euro); conversion of two tankers into FPSO units, due to operate respectively on Petrobras' Golfinho 2 field in Brazil and on behalf of Sonangol P&P in Angola (50 million euro); and investments carried out by Snamprogetti (8 million euro).
Investments in 2006 amounted to 605 million euro (compared to 355 million in 2005) and consisted of the following: maintenance and upgrading of the existing asset base (210 million euro); investments in vessels and equipment for specific projects, mainly Kashagan and the upgrades to the jack-up Perro Negro 4 (115 million euro); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (48 million euro); conversion of two tankers into FPSO units, due to operate respectively on Petrobras' Golfinho 2 field in Brazil and on behalf of Sonangol P&P in Angola (214 million euro); and investments carried out by Snamprogetti in the second, third and fourth quarters 2006 (18 million euro).

Net financial debt at 31st December 2006 amounted to 1,419 million euro, representing an increase of 407 million euro from 31st December 2005, mainly due to the acquisition of Snamprogetti and the distribution of dividends.

New contracts and backlog

During the fourth quarter of 2006, Saipem stand-alone was awarded contracts amounting to 2,119 million euro (compared to 1,413 million euro in the fourth quarter of 2005); during the same period, Snamprogetti won contracts amounting to 426 million euro.

New contracts awarded to the Saipem Group in 2006, inclusive of contracts won by Snamprogetti in the last nine months of the year, amounted to 10,962 million euro.

The backlog of the Saipem Group as at 31st December 2006 stands at a record level of 13,090 million euro.

In January and February (to date) 2007, Saipem was awarded new contracts and negotiated variations to existing contracts amounting to approximately 1.5 billion euro. The most important contracts won during this period are detailed in the press release dated 16th February 2007.

Management outlook for 2007

Global spending by the oil industry has grown significantly in recent years and is forecast to increase further in 2007, creating particularly favourable market conditions for contractors.

Saipem is expected to reap the benefits of this trend: in the offshore sector, where it enjoys a long-standing leading position, particularly for complex projects in frontier areas; in the onshore sector, also on account of the distinctive expertise brought by Snamprogetti; and in the Drilling sector, where higher rates have been negotiated on the renewal of several contracts.

The strong overall market performance and Saipem's reliability underpin management's expectations of new contract awards for 2007, so as to further boost the exceptionally high level of backlog achieved at 2006 year end.

With regard to financial performance, revenues for 2007 are expected to exceed 9 billion euro and net income, before one-off income from disposals, is due to grow by at least 20% versus the record net income achieved in 2006.

Capital expenditure for 2007 is estimated at approximately 1.2 billion euro and will include:

- expansion of the fleet: for the Drilling business unit, the construction of a new deep-water semi-submersible drilling vessel (completion is due in Q3 2009), and a tender barge; for the Offshore business unit, the construction of a new pipelay vessel (completion is due in Q2 2010), the conclusion of works on FPSO Citade de Vitoria, and preparation of FPSO Gimboa ;
- commencement of development for a new fabrication yard specialising in large offshore structures;
- further expansion of existing yards in Kazakhstan and West Africa;
- construction of new smaller vessels and additional project-specific equipment;
- maintenance and upgrading of the existing asset base.

Depreciation and amortisation for 2007 is expected to total around 280 million euro.

Saipem is planning the disposal of some non-core assets in 2007; the effects of these disposals on the balance sheet, which cannot be quantified at this stage, are expected to be positive.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Saipem S.p.A. preliminary results for 2006

The Board of Directors has also reviewed the 2006 preliminary results of Saipem S.p.A., which show a net income of 156 million euro (122 million euro in 2005). This 34 million euro increase is due mainly to better than expected results achieved in the Drilling sector.

Contact details
Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Analysis by business sector

Offshore (*):

(million euro)

Q4 2005	Q3 2006	Q4 2006	Q4 2006 vs Q4 2005		2005	2006	2006 vs 2005
803	875	879	9.5	Revenues	2,795	3,192	14.2
(695)	(760)	(759)	9.2	Expenses	(2,458)	(2,784)	13.3
(24)	(31)	(34)	41.7	Depreciation and amortisation	(96)	(108)	12.5
84	84	86	2.4	Operating profit	241	300	24.5
654	1,046	793	21.3	New orders awarded	3,096	3,653	18.0

(*) the Offshore Business Unit includes the former Offshore Construction, Leased FPSO and the offshore part of MMO. Figures for the corresponding periods 2005 have now been reclassified accordingly. Data for the Offshore Business Unit have not been affected by the acquisition of Snamprogetti.

The backlog as at 31st December 2006 amounted to 4,182 million euro, of which 2,282 million are to be realised in 2007.

- Revenues for 2006 amounted to 3,192 million euro, representing a 14% increase compared to 2005, which is mainly due to higher levels of activity in Kazakhstan and Azerbaijan.

- Operating profit for 2006 amounted to 300 million euro, equal to 9.4% of revenues, versus 241 million euro, equal to 8.6% of revenues in 2005. This increase in margin is attributable to improved contract conditions and strong operational performance.

- The most significant orders awarded in the fourth quarter include:
  - on behalf of CNR International (Olowi) Limited, the EPIC-type project for the development of the Olowi field in Gabon, comprising three wellhead towers, a support platform, and interconnecting pipelines and umbilicals;
  - on behalf of Cabinda Gulf Oil Company, the EPIC-type "FARM" project in Angola, comprising the modification to the gas combustion and discharge systems in Block 0, which is located off the coast of Cabinda province;
  - on behalf of Eni Congo SA, the Ikalou South Fields Development project in Congo, comprising the installation of two platforms, Ikalou & Ikalou Sud, in addition to various interconnecting flowlines and cabling between the newly-installed and existing platforms.

- In February 2007, a commitment was made with Yantai Raffles Yard in Yantai (China) for the construction of a new pipelay vessel. This new pipelayer will be 290 metres in length, 39 metres wide and 24 metres high; it will be equipped with a dynamic-positioning system, and is designed to lay large-diameter pipelines (up to 48 inch). Its maximum cruising speed will be 14 knots; the vessel will be capable of operating in harsh environments and have pipe storage capacity of 25,000 tons. Accommodation will cater for up to 450 personnel. Delivery of the new pipelayer is expected in the second quarter of 2010 and overall capital expenditure amounts to approximately 530 million euro.

Onshore (*):

(million euro)

Saipem stand-alone Q4 2005	Saipem stand-alone Q3 2006	Saipem stand-alone Q4 2006	Q4 2006 vs Q4 2005		Snamprogetti Q4 2006	Consolidated Q4 2006
371	353	413	11.3	Revenues	793	1.206
(348)	(328)	(383)	10.1	Expenses	(745)	(1,128)
(9)	(7)	(8)	- 11.1	Depreciation and amortisation	(4)	(12)
14	18	22	57.1	Operating profit	(**) 44	66
495	120	323	- 34.7	New orders awarded	426	749

Saipem stand-alone 2005	Saipem stand-alone 2006	2006 vs 2005		Snamprogetti nine months 2006	Consolidated 2006
1,221	1,411		Revenues	2,289	3,700
(1,137)	(1,304)	14.7	Expenses	(2,183)	(3,487)
(35)	(34)	-2.9	Depreciation and amortisation	(15)	(49)
49	73	49.0	Operating profit	(***) 91	164
1,060	1,587	49.7	New orders awarded	3,154	4,741

(*) the Onshore Business Unit includes the former Onshore Construction, LNG and the onshore part of MMO. Figures for the corresponding periods 2005 have now been reclassified accordingly. Data for the Onshore Business Unit have been affected by the acquisition of Snamprogetti, whose income statement has been consolidated from 1 April 2006.

(**) Includes indemnification amounting to 12 million euro, recognised by Eni, resulting from the application of the loss indemnity provision included in the Snamprogetti purchase agreement; related costs had been posted to the income statement in previous quarters.

(***) Includes indemnification amounting to 82 million euro, recognised by Eni, resulting from the application of the loss indemnity provision included in the Snamprogetti purchase agreement.

The backlog as at 31st December 2006 (inclusive of Snamprogetti) amounted to 6,285 million euro, of which 2,980 million are to be realised in 2007.

Saipem stand-alone

- Revenues for 2006 amounted to 1,411 million euro, representing a 15.6% increase on 2005, due mainly to the achievement of full-scale operations on projects in Mexico and Canada.

- Operating profit for 2006 amounted to 73 million euro, versus 49 million euro in 2005, with a margin on revenues rising from 4% in 2005 to 5.2% in 2006. This increase in margin is attributable to high operational efficiency and improved contractual rates.

Snamprogetti

- Revenues generated by Snamprogetti in the period April-December 2006 amounted to 2,289 million euro and are largely related to projects that have reached completion or that are under execution in the Middle East and Italy. Operating profit totalled 91 million euro, with a margin on revenues of 4%.

- The most important orders awarded in the fourth quarter include:
  - on behalf of the DBP Group, the EPC-type project "Alinta Gas" in Australia, comprising phase 5-A of the project for the expansion of the DBNGP pipeline linking Dampier to Bunbury, crossing the state of Western Australia from north to south-west;
  - on behalf of Qatar Shell Limited, the EPC-type project "Pearl Gas To Liquids (GTL)" in Qatar, for the construction of a waste water treatment plant in the industrial city of Ras Laffan. The contract was won in consortium with the company Al Jaber and

the joint venture comprising Saipem and OTV.

Offshore Drilling:

(million euro)

Q4 2005	Q3 2006	Q4 2006	Q4 2006 vs Q4 2005		2005	2006	2006 vs 2005
89	92	100	12.4	Revenues	302	365	20.9
(57)	(51)	(55)	-3.5	Expenses	(199)	(209)	5.0
(15)	(13)	(14)	-6.7	Depreciation and amortisation	(49)	(53)	8.2
17	28	31	82.4	Operating profit	54	103	90.7
181	341	966	433.7	New orders awarded	367	2,230	507.6

The backlog as at 31st December 2006 amounted to 2,247 million euro, of which 290 million are due to be realised in 2007.

- Revenues for 2006 amounted to 365 million euro, representing a 20.9% increase on 2005, attributable mainly to increased activity of the drillship Saipem 10000 and the jack-up Perro Negro 5, as well as to higher contractual rates.

- Operating profit for 2006 amounted to 103 million euro, versus 54 million euro in 2005, with a margin on revenues rising from 17.9% to 28.2%. This growth both in absolute terms and in terms of profitability is due to higher margins on rates and increased utilisation of rigs.

- The most important orders won in the fourth quarter 2006 include:
  - on behalf of Eni Norge, the five-year charter of the under-construction semi-submersible platform Scarabeo 8 in the North Sea;
  - on behalf of Burullus Gas Company, the two-year charter of the semi-submersible platform Scarabeo 6 in Egypt;
  - on behalf of Eni Congo SA, the five-year charter of a tender-assisted drilling unit in Congo;
  - on behalf of Eni Congo SA, three-year maintenance and work-over operations to be carried out with equipment provided by the client in Congo.

- Vessel utilisation in 2006 was as follows:

Vessel	*Days under contract*	
Semi-submersible platform Scarabeo 3	365	
Semi-submersible platform Scarabeo 4	365	
Semi-submersible platform Scarabeo 5	350	**a**
Semi-submersible platform Scarabeo 6	346	**a**
Semi-submersible platform Scarabeo 7	358	**a**
Drillship Saipem 10000	365	
Jack-up Perro Negro 2	365	
Jack-up Perro Negro 3	365	
Jack-up Perro Negro 4	26	**b**
Jack-up Perro Negro 5	365	

a = for the remaining days (to 365), the vessel underwent class reinstatement works.
b = for the remaining days (to 365), the vessel underwent upgrading works in preparation for a new contract.

Onshore Drilling:

(million euro)

Q4 2005	Q3 2006	Q4 2006	Q4 2006 vs Q4 2005		2005	2006	2006 vs 2005
65	66	74	13.8	Revenues	210	260	23.8
(53)	(54)	(58)	9.4	Expenses	(170)	(208)	22.4
(5)	(5)	(6)	20.0	Depreciation and amortisation	(19)	(20)	5.3
7	9	10	42.9	Operating profit	21	32	52.4
83	225	37	-55.4	New orders awarded	212	338	59.4

The backlog as at 31st December 2006 amounted to 376 million euro of which 175 million are due to be realised in 2007.

- Revenues for 2006 amounted to 260 million euro, representing a 23.8% increase compared to 2005, attributable mainly to increased activity in North Africa and Kazakhstan.

  - Operating profit for 2006 amounted to 32 million euro, versus 21 million euro in 2005, with a margin on revenues rising from 10% to 12.3%. This growth both in absolute terms and in terms of profitability is due to higher margins on rates and increased utilisation of rigs.

- Average utilisation of rigs in 2006 stood at 94.3% (90% in 2005); rigs were located as follows: 13 in Peru, 9 in Saudi Arabia, 6 in Venezuela, 5 in Algeria, 2 in Italy, 1 in Egypt, 1 in Kazakhstan , 1 in Georgia 1, in Ecuador and 1 in Turkmenistan.
  In addition, 5 third-party rigs were deployed in Peru and 3 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig owned jointly with third parties operated in Kazakhstan.

- In the fourth quarter 2006, an order was awarded to the Saipem Group by Groupment Sonatrach Agip, which involves the two-year charter of a rig to carry out workover operations in Algeria.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euro)

		31 December 2005		31 December 2006 (*)
Net tangible fixed assets		1,903		2,345
Net intangible fixed assets		837		854
		2,740		3,199
- Offshore	1,437		1,718	
- Onshore	487		595	
- Offshore Drilling	729		780	
- Onshore Drilling	87		106	
Financial investments		40		154
Non-current assets		**2,780**		**3,353**
Inventories		490		1,042
Trade and other receivables		1,506		3,203
Trade and other payables		(2,005)		(4,357)
Provisions for contingencies		(97)		(152)
Other income (expenses)		69		85
Net current assets		**(37)**		**(179)**
Employee termination indemnities		**(88)**		**(171)**
CAPITAL EMPLOYED		**2,655**		**3,003**
Net equity		**1,630**	(**)	**1,580**
Minority interest in net equity		**13**		**4**
Net debt		**1,012**		**1,419**
COVER		**2,655**		**3,003**
Leverage (net debt/shareholders' equity)		**0.62**		**0.90**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

(*) Includes the effects of the acquisition of Snamprogetti.

(**) Includes a decrease of 442 million euro, corresponding to the difference between the price paid for Snamprogetti and its net equity at 31 March 2006.

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
NATURE OF COSTS

(million euro)

Fourth quarter	Saipem stand-alone		Snamprogetti	Effects of acquisition	Saipem Consolidated
	2005	2006	2006		
Operating revenues	1,328	1,466	793	–	2,259
Other revenues and income	3	5	–	–	5
Purchases, services and other costs	(945)	(1,054)	(661)	1	(1,714)
Payroll and related costs	(211)	(207)	(87)	3	(291)
GROSS OPERATING PROFIT	**175**	**210**	**45**	**4**	**259**
Amortisation, depreciation and write-downs	(53)	(62)	(4)	–	(66)
OPERATING PROFIT	**122**	**148**	(**) **41**	**4**	**193**
Financial expenses	(16)	(*) (30)	2	(7)	(35)
Income from investments	8	9	(***) 2	–	11
INCOME BEFORE INCOME TAXES	**114**	**127**	**45**	**(3)**	**169**
Income taxes	(29)	(33)	(17)	–	(50)
NET PROFIT BEFORE MINORITY INTEREST	**85**	**94**	**28**	**(3)**	**119**
Minority interest	(1)	(1)	–	–	(1)
NET PROFIT	**84**	**93**	**28**	**(3)**	**118**
CASH FLOW (Net profit + Depreciation and amortisation)	**137**	**155**	**32**	**(3)**	**184**

(*) Includes 10 million euro resulting from the application of IAS 39 to contracts whose execution is yet to start.

(**) Includes indemnification amounting to 12 million euro, recognised by Eni, resulting from the application of the loss indemnity provision included in the Snamprogetti purchase agreement; related costs had been posted to the income statement in previous quarters.

(***) Includes indemnification amounting to 7 million euro, recognised by Eni, resulting from the application of the loss indemnity provision included in the Snamprogetti purchase agreement.

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
NATURE OF COSTS

(million euro)

Year	Saipem stand-alone 2005	Saipem stand-alone 2006	Snamprogetti Q2, Q3 & Q4 2006	Effects of acquisition 2006	Saipem Consolidated 2006
Operating revenues	4,528	5,228	2,289	–	7,517
Other revenues and income	11	9	–	–	9
Purchases, services and other costs	(3,156)	(3,605)	(1,931)	4	(5,532)
Payroll and related costs	(819)	(913)	(257)	5	(1,165)
GROSS OPERATING PROFIT	**564**	**719**	**101**	**9**	**829**
Amortisation, depreciation and write-downs	(199)	(215)	(15)	–	(230)
OPERATING PROFIT	**365**	**504**	(**) **86**	**9**	**599**
Financial expenses	(54)	(*) (77)	(2)	(21)	(100)
Income from investments	24	34	(***) 11	–	45
INCOME BEFORE INCOME TAXES	**335**	**461**	**95**	**(12)**	**544**
Income taxes	(76)	(121)	(40)	4	(157)
NET PROFIT BEFORE MINORITY INTEREST	**259**	**340**	**55**	**(8)**	**387**
Minority interest	(4)	(3)	–	–	(3)
NET PROFIT	**255**	**337**	**55**	**(8)**	**384**
CASH FLOW (Net profit + Depreciation and amortisation)	**454**	**552**	**70**	**(8)**	**614**

(*) *Includes 10 million euro resulting from the application of IAS 39 to contracts whose execution is yet to start.*

(**) *Includes indemnification amounting to 82 million euro, recognised by Eni, resulting from the application of the loss indemnity provision included in the Snamprogetti purchase agreement.*

(***) *Includes indemnification amounting to 7 million euro, recognised by Eni, resulting from the application of the loss indemnity provision included in the Snamprogetti purchase agreement.*

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
DESTINATION OF COSTS

(million euro)

Fourth quarter	Saipem stand-alone		Snamprogetti	Effects of acquisition	Saipem Consolidated
	2005	2006	2006		
Operating revenues	1,328	1,466	793	–	2,259
Production costs	(1,138)	(1,247)	(721)	4	(1,964)
Idle costs	(19)	(16)	–	–	(16)
Selling expenses	(13)	(18)	(12)	–	(30)
Research and development costs	(2)	(3)	(6)	–	(9)
Other operating income, net	(3)	–	–	–	–
CONTRIBUTION FROM OPERATIONS	**153**	**182**	**54**	**4**	**240**
General and administrative expenses	(31)	(34)	(13)	–	(47)
OPERATING PROFIT	**122**	**148**	**(**) 41**	**4**	**193**
Financial expenses	(16)	(*) (30)	2	(7)	(35)
Income from investments	8	9	(***) 2	–	11
INCOME BEFORE INCOME TAXES	**114**	**127**	**45**	**(3)**	**169**
Income taxes	(29)	(33)	(17)	–	(50)
INCOME BEFORE MINORITY INTEREST	**85**	**94**	**28**	**(3)**	**119**
Minority interest	(1)	(1)	–	–	(1)
NET PROFIT	**84**	**93**	**28**	**(3)**	**118**
CASH FLOW (Net profit + Depreciation and amortisation)	**137**	**155**	**32**	**(3)**	**184**

(*) Includes 10 million euro resulting from the application of IAS 39 to contracts whose execution is yet to start.

(**) Includes indemnification amounting to 12 million euro, recognised by Eni, resulting from the application of the loss indemnity provision included in the Snamprogetti purchase agreement; related costs had been posted to the income statement in previous quarters.

(***) Includes indemnification amounting to 7 million euro, recognised by Eni, resulting from the application of the loss indemnity provision included in the Snamprogetti purchase agreement.

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
DESTINATION OF COSTS

(million euro)

Year	Saipem stand-alone 2005	Saipem stand-alone 2006	Snamprogetti Q2, Q3 & Q4 2006	Effects of acquisition 2006	Saipem Consolidated
Operating revenues	4,528	5,228	2,289	–	7,517
Production costs	(3,914)	(4,446)	(2,111)	8	(6,549)
Idle costs	(57)	(59)	(2)	–	(61)
Selling expenses	(62)	(78)	(31)	–	(109)
Research and development costs	(7)	(9)	(14)	–	(23)
Other operating income, net	(3)	(1)	–	–	(1)
CONTRIBUTION FROM OPERATIONS	**485**	**635**	**131**	**8**	**774**
General and administrative expenses	(120)	(131)	(45)	1	(175)
OPERATING PROFIT	**365**	**504**	(**) **86**	**9**	**599**
Financial expenses	(54)	(*) (77)	(2)	(21)	(100)
Income from investments	24	34	(***) 11	–	45
INCOME BEFORE INCOME TAXES	**335**	**461**	**95**	**(12)**	**544**
Income taxes	(76)	(121)	(40)	4	(157)
INCOME BEFORE MINORITY INTEREST	**259**	**340**	**55**	**(8)**	**387**
Minority interest	(4)	(3)	–	–	(3)
NET PROFIT	**255**	**337**	**55**	**(8)**	**384**
CASH FLOW **(Net profit + Depreciation and amortisation)**	**454**	**552**	**70**	**(8)**	**614**

(*) Includes 10 million euro resulting from the application of IAS 39 to contracts whose execution is yet to start.
(**) Includes indemnification amounting to 82 million euro, recognised by Eni, resulting from the application of the loss indemnity provision included in the Snamprogetti purchase agreement.
(***) Includes indemnification amounting to 7 million euro, recognised by Eni, resulting from the application of the loss indemnity provision included in the Snamprogetti purchase agreement.

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

Q4 2005	Q3 2006	Q4 2006		2005	2006
84	104	118	Group net income	255	384
1	–	1	Third party income	4	3
			Adjustments to reconcile cash generated from operating income before changes in working capital:		
59	61	71	Depreciation, amortisation and other non monetary items	204	235
54	31	90	Dividends, interests and income taxes	101	192
198	**196**	**280**	**Cash generated from operating income before variation in working capital**	**564**	**814**
31	(129)	191	Variation in working capital relating to operations	(178)	(144)
(52)	(11)	(55)	Dividends, interests and income taxes received (paid)	(60)	(75)
177	**56**	**416**	**Net cash flow from operations**	**326**	**595**
(120)	(185)	(189)	Investments in tangible and intangible fixed assets	(355)	(605)
(1)	–	(9)	Investments in acquisitions of consolidated companies	(7)	(9)
2	5	1	Disposals	3	8
58	**(124)**	**2193**	**Free cash flow**	**(33)**	**(11)**
(8)	–	–	Buy-back of treasury shares	(30)	(36)
–	–	–	Cash flow from share capital and reserves	(65)	(82)
(16)	19	(1)	Exchange rate differentials and other variation concerning net financial debt	(18)	(*) (278)
34	**(105)**	**218**	**Variation in net debt**	**(146)**	**(407)**
1,046	**1,532**	**1,637**	**Net debt at beginning of period**	**866**	**1,012**
1,012	**1,637**	**1,419**	**Net debt at end of period**	**1,012**	**1,419**

(*) Includes the effects of the acquisition of Snamprogetti (298 million euro).

A Joint Stock Company with Registered Office
In San Donato Milanese, Italy
Full paid-up Share Capital
Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157
Switchboard +39-025201
Fax +39-0252054295
www.saipem.eni.it

SAIPEM: 2006 Consolidated and Statutory Financial Statements Preliminary results are confirmed Net profit:+50.6%; Proposed dividend: +52.6%

- **Revenues: 7,517 million euro.**
- **Operating Income: 599 million euro.**
- **Net Income: 384 million euro.**
- **Cash flow: 614 million euro.**
- **Dividend per share: 0.29 euro per ordinary share (0.19 distributed in 2006); 0.32 euro per savings share (0.22 distributed in 2006).**

San Donato Milanese, 28th March 2007. The Board of Directors of Saipem S.p.A. has approved the Saipem Group Consolidated Financial Statements at 31st December 2006, which reported a net income of 384 million euro (255 million euro in 2005), bearing out the preliminary results announced on 21st February 2007. The Board also approved the Statutory Financial Statements of Saipem S.p.A., which reported a net income of 156 million euro (122 million euro in 2005).
The Board of Directors will propose to the General Shareholder's Meeting the distribution of a dividend of 0.29 euro per ordinary share and of 0.32 euro per saving share. Dividends will be paid from 24th May 2007 (ex-dividend date: 21st May 2007).
The Consolidated and Statutory Financial Statements of Saipem S.p.A. have been made available to the Board of Statutory Auditors and the Independent Auditors.

<u>Buy-back of treasury shares for allocation to the Company Incentive Schemes</u>

The Board of Directors moved to submit for approval to the General Shareholders' Meeting the purchase of up to 2,500,000 treasury shares, for a total amount not exceeding 60 million euro, for allocation to the 2007 Stock Option Scheme. The shares, with a nominal value of 1 euro each, will be bought back at a price not lower than their nominal value but not higher than 5% of the reference price on the day preceding each purchase. The stock will be offered for purchase to managers holding positions directly responsible for Group results or of strategic interest, at the higher price between the shares' official price average recorded by the Telematic Stock Market of the Italian Stock Exchange (Borsa Italiana S.p.A.) over the month preceding the date of Stock Option allocation and the average cost of treasury shares held by the company on the day preceding the date of Stock Option allocation.

Extraordinary Shareholders' Meeting

Concurrently with the General Shareholders' Meeting, the Board of Directors has also called an Extraordinary Shareholders' Meeting, to be held on 28th and 30th April 2007, first and second summons respectively, to resolve on the amendments to be made to the Articles of Association pursuant to Law 262/05 and Law Decree 303/06.

Contact details
Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Attachments:

- Saipem S.p.A. Reclassified Balance Sheet, Reclassified Income Statement and Statement of Cash Flow;
- Saipem Group Reclassified Consolidated Balance Sheet, Reclassified Consolidated Income Statements by nature and destination of costs and Statement of Cash Flow.

Restatements of the reclassified balance sheet and income statement to statutory schemes are provided in the Directors' Report of the Consolidated and Statutory Financial Statements of Saipem S.p.A. under the section "Restatement of reclassified balance sheet and income statement to statutory schemes".

SAIPEM SpA

BALANCE SHEET

(million euro)

	31st December 2005	**31st December 2006**
Net tangible fixed assets	169	144
Net intangible fixed assets	10	10
Financial investments	1,434	1,663
Non-current assets	**1,613**	**1,817**
Net current assets	**237**	**391**
Employee termination indemnities	**(37)**	**(41)**
CAPITAL EMPLOYED	**1,813**	**2,167**
Shareholders' equity	**693**	**762**
Net debt	**1,120**	**1,405**
COVER	**1,813**	**2,167**

INCOME STATEMENT

(million euro)

	2005	**2006**
Operating revenues	1,158	1,042
Other revenues and income	20	39
Operating costs	(1,032)	(1,007)
Gross operating profit	**146**	**74**
Amortisation, depreciation and write-downs	(37)	(38)
Operating profit	**109**	**36**
Financial expenses, net	(26)	(42)
Net income from investments	75	170
Income before income taxes	**158**	**164**
Income taxes	(36)	(8)
Net profit	**122**	**156**

STATEMENT OF CASH FLOW

(million euro)

	2005	2006
Net income	122	156
Depreciation, amortisation and other non-monetary items	39	37
Dividends, interests and income taxes	(15)	(104)
Cash generated from operating income before variation in working capital	**146**	**89**
Variation in working capital relating to operations	(235)	(69)
Dividends, interests and income taxes received (paid)	8	45
Net cash flow from operations	**(81)**	**65**
Investments in tangible and intangible fixed assets	(62)	(60)
Financial investments	(17)	(239)
Disposals	5	69
Free cash flow	**(155)**	**(165)**
Buy-back of treasury shares	(35)	(36)
Cash flow from share capital and reserves	(65)	(82)
Exchange rate differentials and other variation concerning net financial debt	–	(2)
Variation in net debt	**(255)**	**(285)**
Net debt at beginning of period	**865**	**1,120**
Net debt at end of period	**1,120**	**1,405**

SAIPEM GROUP

RECLASSIFIED BALANCE SHEET

(million euro)

	31st December 2005		31st December 2006	
Net tangible fixed assets		1,903		2,345
Net intangible fixed assets		837		849
		2,740		3,194
- Offshore	1,437		1,720	
- Onshore	487		603	
- Offshore Drilling	729		776	
- Onshore Drilling	87		95	
Financial investments		40		153
Non-current assets		**2,780**		**3,347**
Net current assets		**(37)**		**(176)**
Employee termination indemnities		**(88)**		**(169)**
CAPITAL EMPLOYED		**2,655**		**3,002**
Net equity		**1,630**		**1,581**
Minority interest in net equity		**13**		**4**
Net debt		**1,012**		**1,417**
COVER		**2,655**		**3,002**
Leverage (net debt/shareholders' equity)		**0.62**		**0.90**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

RECLASSIFIED INCOME STATEMENT BY NATURE OF COSTS

(million euro)

	Saipem stand-alone		Saipem Consolidated
	2005	**2006**	**2006**
Operating revenues	4,528	5,228	7,517
Other revenues and income	11	9	9
Purchases, services and other costs	(3,975)	(4,518)	(6,697)
GROSS OPERATING PROFIT	**564**	**719**	**829**
Amortisation, depreciation and write-downs	(199)	(215)	(230)
OPERATING PROFIT	**365**	**504**	**599**
Financial expenses, net	(54)	(77)	(100)
Net income from investments	24	34	45
INCOME BEFORE INCOME TAXES	**335**	**461**	**544**
Income taxes	(76)	(121)	(157)
NET PROFIT BEFORE MINORITY INTEREST	**259**	**340**	**387**
Minority interest	(4)	(3)	(3)
NET PROFIT	**255**	**337**	**384**
CASH FLOW (Net profit + Depreciation and amortisation)	**454**	**552**	**614**

RECLASSIFIED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euro)

	Saipem stand-alone		Saipem Consolidated
	2005	2006	2006
Operating revenues	4,528	5,228	7,517
Production costs	(3,914)	(4,446)	(6,549)
Idle costs	(57)	(59)	(61)
Selling expenses	(62)	(78)	(109)
Research and development costs	(7)	(9)	(23)
Other operating income, net	(3)	(1)	(1)
CONTRIBUTION FROM OPERATIONS	**485**	**635**	**774**
General and administrative expenses	(120)	(131)	(175)
OPERATING PROFIT	**365**	**504**	**599**
Financial expenses, net	(54)	(77)	(100)
Net income from investments	24	34	45
INCOME BEFORE INCOME TAXES	**335**	**461**	**544**
Income taxes	(76)	(121)	(157)
INCOME BEFORE MINORITY INTEREST	**259**	**340**	**387**
Minority interest	(4)	(3)	(3)
NET PROFIT	**255**	**337**	**384**
CASH FLOW (Net profit + Depreciation and amortisation)	**454**	**552**	**614**

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

	2005	2006
Group net income	255	384
Third party income	4	3
Depreciation, amortisation and other non-monetary items	204	252
Dividends, interests and income taxes	101	187
Cash generated from operating income before variation in working capital	**564**	**826**
Variation in working capital relating to operations	(178)	(33)
Dividends, interests and income taxes received (paid)	(60)	(190)
Net cash flow from operations	**326**	**603**
Investments in tangible and intangible fixed assets	(355)	(605)
Financial investments	(7)	(9)
Disposals	3	13
Free cash flow	**(33)**	**2**
Buy-back of treasury shares	(30)	(36)
Cash flow from share capital and reserves	(65)	(82)
Exchange rate differentials and other variation concerning net financial debt	(18)	(289)
Variation in net debt	**(146)**	**(405)**
Net debt at beginning of period	**866**	**1,012**
Net debt at end of period	**1,012**	**1,417**

END